THE TOWN KITCHEN, PBC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

July 12, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
The Town Kitchen, PBC
Oakland, CA

We have reviewed the accompanying financial statements of The Town Kitchen, PBC (a public benefit corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 12, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

THE TOWN KITCHEN, PBC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

		2018		**2017**
ASSETS				
CURRENT ASSETS				
Cash	$	148,815	$	135,350
Accounts Receivable		63,117		118,996
Inventory		14,913		231
Prepaid Expenses		4,760		-
TOTAL CURRENT ASSETS		231,606		254,576
NON-CURRENT ASSETS				
Company Vehicle		41,782		41,782
Leasehold Improvements		16,773		-
Accumulated Depreciation		(12,745)		(3,602)
Security Deposit		12,950		450
TOTAL NON-CURRENT ASSETS		58,761		38,630
TOTAL ASSETS	$	290,366	$	293,206

THE TOWN KITCHEN, PBC
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	2017
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 69,460	$ 27,430
Accrued Wages	1,324	6,366
Payroll Tax Payable	307	-
Sales Tax Payable	37,973	12,238
Tips Liability	4,195	918
Accrued Expenses	17,918	-
TOTAL CURRENT LIABILITIES	131,177	46,952
NON-CURRENT LIABILITIES		
Loan Payable 1	65,785	90,921
Accumulated Interest	915	1,661
Loan Payable 2	100,000	100,000
Accumulated Interest	8,500	-
TOTAL LIABILITIES	306,377	239,534
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized;	67	34
672,272 issued; $0.0001 par value)		
Preferred Stock (2,000,000 shares authorized;	190	12
1,902,179 issued; $0.0001 par value)		
Additional Paid in Capital	1,460,876	930,737
Retained Earnings (Deficit)	(1,563,314)	(877,925)
Prior Period Adjustment to Retained Earnings	86,169	814
TOTAL SHAREHOLDERS' EQUITY	(16,012)	53,672
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 290,366	$ 293,206

THE TOWN KITCHEN, PBC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 1,136,589	$ 612,918
Cost of Goods Sold	391,652	372,875
Gross Profit	744,937	240,043
Operating Expense		
Payroll	619,075	644,096
Professional Services	381,525	80,135
General & Administrative	155,071	80,259
Rent	95,877	89,752
Advertising	92,204	39,944
Payroll Tax	56,573	53,101
Depreciation	9,143	3,838
	1,409,468	991,124
Net Income from Operations	(664,531)	(751,081)
Other Income (Expense)		
Interest Expense	(14,752)	(12,590)
State and Local Tax	(6,920)	(1,291)
Net Income	$ (686,203)	$ (764,962)

THE TOWN KITCHEN, PBC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (686,203)	$ (764,962)
Change in Accounts Receivable	61,272	(117,745)
Change in Accounts Payable	42,030	(20,043)
Changes in Prepaid Expenses	(4,760)	-
Change in Inventory	(14,683)	(12,892)
Change in Accumulated Depreciation	9,143	3,838
Change in Payroll Liabilities: Accrued Wages	(5,043)	6,366
Change in Payroll Liabilities: Taxes Payable	307	12,238
Change in Sales Tax Payable	25,735	818
Change in Tips Liability	3,277	-
Change in Accrued Expenses	17,918	-
Net Cash Flows From Operating Activities	(551,007)	(892,381)
Cash Flows From Investing Activities		
Purchase of Leasehold Improvement	(16,773)	207
Purchase of Company Vehicle	-	(41,782)
Increase in Security Deposit	(12,500)	-
Net Cash Flows From Investing Activities	(29,273)	(41,575)
Cash Flows From Financing Activities		
Draws on Loan Payable	(25,138)	185,921
Increase in Accrued Interest	7,754	882
Issuance of Common Stock	33	34
Issuance of Preferred Stock	178	12
Increase in Additional Paid In Capital	530,140	880,732
Non Cash Adjustment	(5,390)	(1,400)
Prior Period Adjustment to Retained Earnings	86,169	814
Net Cash Flows From Investing Activities	593,746	1,066,995
Cash at Beginning of Period	135,350	2,311
Net Increase (Decrease) In Cash	13,467	133,039
Cash at End of Period	$ 148,815	$ 135,350

THE TOWN KITCHEN, PBC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016		$ -		$ -	$ -	$ (112,964)	$ (112,964)
Adjustment to Retained Earnings						814	814
Issuance of Stock	340,000	34	120,000	12	930,737		930,783
Net Income						(764,962)	(764,962)
Balance at December 31, 2017	340,000	$ 34	120,000	$ 12	930,737	$ (877,111)	$ 53,672
Adjustment to Retained Earnings						86,169	86,169
Issuance of Stock	332,272	33	1,782,179	178	530,139		530,350
Net Income						(686,203)	(686,203)
Balance at December 31, 2018	672,272	$ 67	1,902,179	$ 190	1,460,876	$ (1,477,145)	$ (16,012)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

The Town Kitchen, PBC. ("the Company") is a public benefit corporation organized under the laws of Delaware and operate in California. The Company operates a catering business that services local companies while providing job training programs to local youth.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net losses in 2017 ($764,962) and 2018 ($686,203).

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct a Reg CF equity offering to raise additional capital to meet obligations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 12, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2019 and was renewed the lease at the current market rate. Future minimum payments due are as follows,

2019- $10,500 per month

Advertising

The Company records advertising expenses in the year incurred.

Stockholders' Equity

During 2018, the Company had 672,272 shares of common stock and 1,902,179 shares of preferred stock both at $0.0001 Par Value outstanding. All shares are fully vested. The Stock Equity account as of December 31, 2018 is $1,460,876.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California and Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company borrowed funds for the purpose of funding operations ("the Loans Payable 1"). The loan accrues interest at the rate of 8.50% per annum and are payable in 2024. During 2018, the Company capitalized approximately $8,500 in interest related to the loan. Minimum annual payments are as follows,

2019: $8,500
2020 through 2024: $25,377

In 2018, the company borrowed funds for the purpose of funding continuing operations ("the Loans Payable 2"). The loan accrues interest at the rate of 2.05% per annum and are payable in 2020. During 2018, the Company capitalized approximately $915 in interest related to the loan. Minimum monthly payments are $3,714.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 12, 2019, the date that the financial statements were available to be issued.